UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the (i) shelf registration statement on Form F-3 (Registration Number 333-276870) of Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024 and declared effective by the SEC on February 13, 2024 (the “Shelf Registration Statement”) and the registration statement on Form F-3 (Registration Number 333-297091) of the Company, filed by the Company with the SEC on June 29, 2026, as amended on July 24, 2026 and August 21, 2026, and into each prospectus or prospectus supplement outstanding under such registration statement, and (ii) registration statements on Form S-8 (File Nos. 333-269535 and 333-287999), in each case, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Chief Financial Officer

On September 23, 2026, the Company appointed Scott Buchanan as the Company’s Chief Financial Officer, effective as of October 1, 2026.

Prior to joining the Company, Mr. Buchanan served from January 2026 until July 2026, as the Chief Executive Officer of Bitcoin Depot Inc. (“Bitcoin Depot”), which in May 2026 filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas to effect an orderly wind-down of the Company’s operations and facilitate a sale of its assets, as Bitcoin Depot’s President from August 2025 to July 2026 and as a member of its Board of Directors from March 2022 until July 2026. From March 2022 until November 2025 Mr. Buchanan served as the Bitcoin Depot’s Chief Operating Officer. From November 2024 to March 2025, he also served as Bitcoin Depot’s Acting Chief Financial Officer and Principal Financial Officer. He served as Bitcoin Depot’s Chief Financial Officer from August 2020 to January 2023. From June 2019 to August 2020, Mr. Buchanan served as Bitcoin Depot’s Vice President of Finance/Human Resources. Prior to joining Bitcoin Depot, Mr. Buchanan worked at Acuity Brands (NYSE: AYI) in various finance leadership roles beginning in December 2015.  Mr. Buchanan holds a B.S. in Accounting from North Carolina State University and a Master of Science in Accountancy from Wake Forest School of Business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2026	BRERA HOLDINGS PLC

	By:	/s/ Howard Steinberg
Howard Steinberg
Chief Legal Officer

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